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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE ISSUED ON FEBRUARY 26, 2003

QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)

Filed in this Form 6-K

Documents index

1.
Press Release issued on February 26, 2003 (#09/03)

February 26, 2003	09/03
For immediate release	Page 1 of 2

QUEBECOR WORLD'S LOGISTICS GROUP LAUNCHES
NEW RESPONSEBRIDGE™ SERVICE

Greenwich, Conn. — Quebecor World's Logistics Group (QWL) recently launched an e-mail marketing service designed to simultaneously boost the response rate of mail pieces and track them through the postal system. With ResponseBridge™, the PLANET bar code scan triggers a customized, targeted e-mail message to the mailer's customers. QWL is first in the print logistics industry to expand the capabilities of PLANET bar coding technology beyond mail tracking and into e-marketing.

The PLANET bar code is a second bar code on the catalog or direct mail piece that the U.S. Postal Service (USPS) processes on their sorting equipment at the Sectional Center Facilities (SCFs). Once the bar code is scanned, the USPS transmits data back to Quebecor World who then generates a Web-based report indicating the mail's progression through the postal system in order to predict in-home delivery.

To enhance the PLANET Code service with ResponseBridge™, the mailer provides Quebecor World with a presorted file containing the name, postal address and e-mail address of their customers with a code to indicate which customers receive the e-mail. Once the mail moves through the SCF, the PLANET bar code scan prompts the release of the e-mail to the customers whose mail has been processed. Web-based reports are posted on-line for mailers and response data can be transmitted for analysis.

"Our advanced reporting options, including recipient reports, mailing reports, open-mail and click-through tracking and conversion tracking are designed to help mailers fully understand their customers and the actions they take as a result of their marketing campaign," said Dan Scapin, President of Quebecor World Logistics Group.

For immediate release	Page 2 of 2

By integrating ResponseBridge™ into their marketing program magazine, catalog and letter mailers benefit by:

  •
  Driving customers to the point-of-purchase with targeted offers.

  •
  Communicating with more customers, more often.

  •
  Building two-way communication channels with customers.

  •
  Interacting with customers at per-message value.

  •
  Strengthening a brand with the e-mail message.

  •
  Providing information to customers that influence their buying decision.

"As the leader in print logistics, Quebecor World continuously works to provide innovative and creative solutions for our customers," stated John Paloian, Chief Operating Officer Quebecor World, North America. "ResponseBridge™ offers our customers additional contact that will help to build anticipation, with the end result being increased response rates and stronger revenue dollars."

Quebecor World Inc. (NYSE, TSX: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Belgium, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information, please contact:

Ann Marie Bushell
Executive Vice President, Sales & Marketing
Quebecor World, North America
Office: (212) 583-6528

Jennifer Lukasiak
Marketing Communications
Quebecor World Logistics
Office: (630) 438-2317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: February 26, 2003

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